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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                           DELTA FINANCIAL CORPORATION
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   247918 10 5
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

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                                  SCHEDULE 13G

CUSIP No.  247918 10 5         Page   2   of   5  Pages
          ------------              -----    ----


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rona V. Miller

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)

          Not Applicable                                      (b)


  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

                     5    SOLE VOTING POWER

                              17,000
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    17,000

                     8    SHARED DISPOSITIVE POWER

                              0

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,000

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     /x/

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.1%

  12   TYPE OF REPORTING PERSON*

           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                      Page  3   of   5   Pages


ITEM 1(A).  NAME OF ISSUER.

                  Delta Financial Corporation


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1000 Woodbury Road
                  Suite 200
                  Woodbury, New York  11797


ITEM 2(A).  NAME OF PERSON FILING.

                  Rona V. Miller


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE,
                  OR, IF NONE, RESIDENCE.

                  C/o Delta Financial Corporation
                  1000 Woodbury Road
                  Suite 200
                  Woodbury, New York  11797

ITEM 2(C).  CITIZENSHIP.

                  U.S.A.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

                  Common Stock


ITEM 2(E).  CUSIP NO.

                  247918 10 5


ITEM 3.           Not Applicable.


ITEM 4.           OWNERSHIP.

                  (a)   Amount Beneficially Owned:  17,000


------------
            The aggregate amount beneficially owned excludes 4,890,761 shares which are held by Mrs. Miller's husband. The reporting person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these shares for the purposes of Section 13 or for any other purpose.

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                                                      Page  4  of   5   Pages


                  (b) Percent of Class:

                             0.1%


                  (c) Number of shares as to which such person has:

                        (i)         Sole power to vote or to direct the
                                    vote:   17,000

                        (ii)        Shared power to vote or to direct the
                                    vote:  0

                        (iii) Sole power to dispose or to direct the disposition of: 17,000

                        (iv) Shared power to dispose or to direct the disposition of: 0


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. [ x ]


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.


ITEM 10.          CERTIFICATION.

                  Not Applicable.

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                                                      Page  5   of   5   Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          FEBRUARY 11, 1998
                                               Date

                                          /S/  MARC E. MILLER
                                               Signature

                                          Marc E. Miller
                                          ATTORNEY-IN-FACT
                                              Name/Title